FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of Finance Division

Date: July 1, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Execution of Asset Purchase Agreement

[Translation]

June 30, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and COO

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Execution of Asset Purchase Agreement

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) has reached agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu-City, Shiga Prefecture) owned by IBM Japan, Ltd., and that they executed an asset purchase agreement for this purpose on June 29, 2005.

1.	Reason for Acquisition

The headquarters of Kyocera SLC Technologies Corporation (engaged in design, development, manufacture and marketing of organic material components) and Kyocera Display Institute Co., Ltd. (engaged in development of organic EL displays), both subsidiaries of Kyocera Corporation, are located on the site of the Yasu Office of IBM Japan, Ltd., where they have been engaged in their respective operations. For the purpose of the business development of Kyocera Group, including these two subsidiaries, Kyocera Corporation has been considering enhancement of its business locations. IBM Japan, Ltd. then proposed the transfer of its assets at Yasu Office to Kyocera Corporation. The Yasu Office is conveniently located for access from the Keihanshin area.The site also offers unusually generous size in light of its favorable geographical situation near the Keihanshin area. Kyocera Corporation accordingly determined to acquire it in the expectation that it will provide meaningful enhancement of the future business of Kyocera Group.

2.	Substance of Assets to be Acquired

(1) Location:	Ichimiyake Oaza, Yasu-City, Shiga Prefecture

(2) Assets to be Acquired:	Land (195,464 square meters), building, related facilities and other assets held by IBM Japan, Ltd.

3.	Schedule

June 29, 2005	:	Execution of Asset Purchase Agreement.

August 4, 2005 (scheduled)	:	Closing (payment of consideration, etc.)

August 11, 2005 (Scheduled)	:	Completion of registration of transfer of title in real estate registry.